Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 5, 2022

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 5, 2022. Each of the matters is described in greater detail in the Notice of the 190th Annual Meeting of Shareholders and Management Proxy Circular available at www.scotiabank.com in the Investor Relations section.

1.	Election of Directors

Each of the 13 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	608,490,951	98.03%	12,232,017	1.97%
Guillermo E. Babatz	612,403,329	98.66%	8,319,639	1.34%
Scott B. Bonham	613,966,108	98.91%	6,756,860	1.09%
Daniel (Don) H. Callahan	619,293,476	99.77%	1,429,492	0.23%
Lynn K. Patterson	617,952,335	99.55%	2,770,633	0.45%
Michael D. Penner	611,928,595	98.58%	8,794,372	1.42%
Brian J. Porter	619,191,126	99.75%	1,531,841	0.25%
Una M. Power	606,244,468	97.67%	14,478,500	2.33%
Aaron W. Regent	602,495,245	97.06%	18,227,722	2.94%
Calin Rovinescu	610,389,563	98.34%	10,333,405	1.66%
Susan L. Segal	612,258,284	98.64%	8,464,684	1.36%
L. Scott Thomson	601,732,440	96.94%	18,990,527	3.06%
Benita M. Warmbold	613,355,588	98.81%	7,367,380	1.19%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
582,769,908	92.13%	49,800,830	7.87%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
581,266,665	93.64%	39,456,297	6.36%

4.	Approval of amendments to the Stock Option Plan to increase the number of shares issuable under the plan

Votes For	% For	Votes Against	% Against
528,851,514	85.20%	91,870,542	14.80%

5.	Approval of amendments to the Stock Option Plan to amend the amending provisions of the plan

Votes For	% For	Votes Against	% Against
537,428,476	86.58%	83,293,605	13.42%

6.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
27,346,784	4.43%	590,500,687	95.57%	2,856,721

7.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
119,843,194	20.66%	460,295,362	79.34%	40,582,041

8.	Shareholder Proposal No. 3

Votes For	% For	Votes Against	% Against	Abstentions*
56,995,726	9.23%	560,228,245	90.77%	3,495,872

9.	Shareholder Proposal No. 4

Votes For	% For	Votes Against	% Against	Abstentions*
4,442,801	0.72%	613,392,292	99.28%	2,885,542

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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